PROSPECTUS SUPPLEMENT
July 6, 2004
(To Prospectus Dated October 29, 2003)

US$800,000,000
Canadian National Railway Company
US$300,000,000 4.25% Notes due 2009
US$500,000,000 6.25% Debentures due 2034

        Interest on the 4.25 % Notes due 2009 (the "Notes") and the 6.25 % Debentures due 2034 (the "Debentures" and, together with the Notes, the "Offered Securities") is payable semi-annually on February 1 and August 1 of each year, commencing on February 1, 2005. The Offered Securities are redeemable in whole or in part at the option of Canadian National Railway Company at any time and from time to time, upon not less than 30 nor more than 60 days' notice, at the redemption prices and subject to the conditions set forth herein. See "Description of Offered Securities — Optional Redemption".

        The Offered Securities will be senior unsecured, general obligations of the Company and will rank equally with all of the Company's existing and future senior unsecured indebtedness, but will be effectively junior to obligations of the Company's subsidiaries. See "Description of Offered Securities — General".

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of the Province of Québec, Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Certain of the financial statements of the Company included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Prospective investors should be aware that the acquisition of the Offered Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is a Canadian corporation, that some or all of its officers and directors are residents of Canada, that some of the underwriters or experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

        These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission or any U.S. state securities commission nor has the U.S. Securities and Exchange Commission or any U.S. state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

        Investing in the Offered Securities involves risks. See "Risk Factors" beginning on page 12 of the accompanying prospectus.

	Per Note	Total		Per Debenture	Total
Public offering price(1)	99.439%	US$	298,317,000	99.751%	US$	498,755,000
Underwriting commission	0.600%	US$	1,800,000	0.875%	US$	4,375,000
Proceeds to CN (before expenses)(1)	98.839%	US$	296,517,000	98.876%	US$	494,380,000

(1)
Plus accrued interest, if any, from July 9, 2004, if settlement occurs after that date.

        The underwriters are offering the Offered Securities subject to various conditions. The underwriters expect to deliver the Offered Securities to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about July 9, 2004.

        There is no established trading market through which the Offered Securities may be sold and investors may not be able to resell the Offered Securities purchased under this prospectus supplement and the accompanying prospectus.

        In connection with the offering of the Offered Securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Such transactions, if commenced, may be discontinued at any time. See "Underwriting".

        Most of the underwriters are subsidiaries of banks which are members of a syndicate of financial institutions that has made credit facilities available to the Company and to which the Company is currently indebted. Accordingly, under applicable securities laws, the Company may be considered a "connected issuer" of such underwriters. See "Underwriting".

Joint Book-Running Managers

Citigroup	JPMorgan

Banc of America Securities LLC
Harris Nesbitt
Scotia Capital
BNP PARIBAS
Banc One Capital Markets, Inc.
RBC Capital Markets
Wachovia Securities

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these Offered Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front of this prospectus supplement.

        In this prospectus supplement, unless the context otherwise indicates, the "Company," "CN," "we," "us" and "our" each refer to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this prospectus supplement are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus:

  (1)
  the Annual Information Form of the Company dated April 21, 2004 for the year ended December 31, 2003;

  (2)
  the audited consolidated financial statements of the Company for the years ended December 31, 2003 and 2002, together with the auditors' report thereon, prepared in accordance with Canadian and U.S. generally accepted accounting principles ("GAAP"), including the Company's Management's Discussion and Analysis related thereto;

  (3)
  the Company's Management Proxy Circular dated March 2, 2004 prepared in connection with the Company's annual meeting of shareholders held on April 22, 2004, excluding the sections entitled "Statement of Corporate Governance Practices," "Report on Executive Compensation by the Human Resources and Compensation Committee" and "Performance Graph" and the related schedules; and

  (4)
  the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2004 prepared in accordance with U.S. GAAP, including the Company's Management's Discussion and Analysis related thereto.

        Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

        Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec H3B 2M9 (telephone: (514) 399-7091).

USE OF PROCEEDS

        The net proceeds to the Company from the sale of the Offered Securities are estimated to be approximately US$790 million after deducting underwriting commissions and other expenses related to the offering. The Company plans to use such proceeds to (i) repay a portion of the commercial paper in the amount of US$443 million with a weighted average interest rate of 1.277% and having an average remaining term of six days as of July 2, 2004, issued in part in connection with the acquisition of the railroad and marine holdings of Great Lakes Transportation LLC ("GLT"), and (ii) finance a portion of the cost of the acquisition of all the shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively, "BC Rail") and the right to operate over BC Rail's roadbed under a long-term lease.

        On May 10, 2004, CN announced that it had completed the acquisition of the railroad and marine holdings of GLT for US$380 million.

        In November 2003, CN announced that it will pay the British Columbia government $1 billion in cash to acquire BC Rail and the right to operate over BC Rail's roadbed. The acquisition was subject to regulatory clearance pursuant to the Competition Act (Canada). The Company has reached a consent agreement with Canada's Competition Bureau allowing for the closing of the transaction, and the acquisition is scheduled to close by mid-July 2004.

CAPITALIZATION

        The following table sets forth the capitalization of the Company as of December 31, 2003 based on Canadian and U.S. GAAP, respectively, and as of March 31, 2004 based on Canadian and U.S. GAAP, respectively, and the latter as adjusted to give effect to the issuance of the Offered Securities.

        This table should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2003 and the related notes thereto and our unaudited interim consolidated financial statements for the three months ended March 31, 2004 and the related notes thereto incorporated by reference in this prospectus supplement.

	Canadian GAAP		U.S. GAAP		Canadian GAAP	U.S. GAAP
	March 31, 2004	As Adjusted March 31, 2004	March 31, 2004	As Adjusted March 31, 2004	December 31, 2003	December 31, 2003
	(Unaudited)		(Unaudited)
	(In millions, except percentages)
Current portion of long-term debt	$149	$149	$149	$149	$483	$483
Long-term debt	4,367	4,367	4,367	4,367	4,175	4,175
Offered Securities(1)	—	1,049	—	1,049	—	—

Total debt	$4,516	$5,565	$4,516	$5,565	$4,658	$4,658
Shareholders' equity:
Common shares	$3,552	$3,552	$4,682	$4,682	$3,530	$4,664
Contributed surplus	166	166	—	—	166	—
Currency translation	(26)	(26)	—	—	(38)	—
Accumulated other comprehensive loss	—	—	(111)	(111)	—	(129)
Retained earnings	2,986	2,946	4,052	4,012	2,822	3,897

Total shareholders' equity	$6,678	$6,638	$8,623	$8,583	$6,480	$8,432

Total capitalization	$11,194	$12,203	$13,139	$14,148	$11,138	$13,090

(1)
Converted into Canadian dollars using the Bank of Canada closing rate on March 31, 2004 of US$1.00 = Cdn $1.3113.

EARNINGS COVERAGES

        The following consolidated financial ratios are calculated for the twelve-month periods ended December 31, 2003 and March 31, 2004 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof as of such dates and are adjusted to give effect to the issuance of the Offered Securities.

        Based on Canadian GAAP, the Company's interest expense requirements would have amounted to approximately $378 million and $363 million for the twelve-month periods ended December 31, 2003 and March 31, 2004, respectively. Also based on Canadian GAAP, the Company's earnings before interest expense and income tax for the twelve-month periods ended December 31, 2003 and March 31, 2004 would have been approximately $1,388 million and $1,439 million, respectively, which is 3.67 times and 3.96 times the Company's interest expense requirements for these periods.

        Based on U.S. GAAP, the Company's interest expense requirements would have amounted to approximately $376 million and $361 million for the twelve-month periods ended December 31, 2003 and March 31, 2004, respectively. Also based on U.S. GAAP, the Company's earnings before interest expense, income tax and cumulative effect of a change in accounting policy for the twelve-month periods ended December 31, 2003 and March 31, 2004 would have been approximately $1,797 million and $1,801 million, respectively, which is 4.78 times and 4.99 times the Company's interest expense requirements for these periods.

DESCRIPTION OF OFFERED SECURITIES

        Reference should be made to the accompanying prospectus for a more detailed summary of certain provisions of the Offered Securities. The description of the Offered Securities in this prospectus supplement supplements the description of the Company's securities contained in the accompanying prospectus. If the descriptions contained in these documents are inconsistent, the description contained in this prospectus supplement controls. Capitalized terms used but not defined herein have the meanings given to them in the accompanying prospectus.

        Unless otherwise indicated, references to "CN" or the "Company" in this description of the Offered Securities are to Canadian National Railway Company but not to any of its subsidiaries.

General

        The Offered Securities will be issued in fully registered form in denominations of US$1,000 and integral multiples thereof under an indenture dated as of June 1, 1998 (the "U.S. Indenture") between the Company and The Bank of New York, as trustee (the "U.S. Trustee"). The aggregate principal amount of the Notes will be limited to US$300,000,000, and the aggregate principal amount of the Debentures will initially be limited to US$500,000,000. The U.S. Indenture does not limit the amount of debt securities that may be issued by the Company. The Offered Securities will be senior unsecured, general obligations of the Company and will rank equally with all of the Company's existing and future senior unsecured debt.

        The Company conducts a substantial portion of its operations through its subsidiaries. Claims of creditors of the Company's subsidiaries generally have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the Offered Securities. The Offered Securities therefore are effectively subordinated to creditors of the Company's subsidiaries. The Offered Securities are also subordinated to any liabilities of the Company that are secured by any of the Company's assets including, without limitation, those under capital leases.

        The Company and its subsidiaries may incur additional obligations in the future.

        The Notes and the Debentures will mature on August 1, 2009 and August 1, 2034, respectively, but are subject to earlier optional redemption as described under "— Optional Redemption" below. The Offered Securities are not entitled to the benefit of any sinking fund.

        Interest will accrue on the principal amount of each Note and Debenture at annual rates of 4.25% and 6.25%, respectively, from and including July 9, 2004 (the "Original Issue Date") to but excluding the date on which the principal amount is paid in full. Interest accrued on each Note and Debenture will be payable semi–annually in arrears on February 1 and August 1 of each year, commencing on February 1, 2005, to the holder of record of such Offered Security on the January 15 or July 15 next preceding the interest payment date.

        If any interest, principal or other payment to be made in respect of the Offered Securities would otherwise be due on a day that is not a Business Day, payment may be made on the next succeeding day that is a Business Day, with the same effect as if payment were made on the due date. "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by law to close.

        Transfers of the Offered Securities are registrable and principal is payable at the corporate trust office of the U.S. Trustee at 101 Barclay Street, Floor 21W, New York, New York 10286, Attention: Global Finance Unit. The Offered Securities will initially be issued in global form. See "— Global Securities" below.

Optional Redemption

        The Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in either case, accrued interest thereon to the date of redemption. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption on such date.

        The Debentures will be redeemable, in whole or in part, at the option of the Company at any time and from time to time, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, accrued interest thereon to the date of redemption. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Debentures or portions thereof called for redemption on such date.

        "Comparable Treasury Issue" means, with respect to the Notes or the Debentures, the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes or the Debentures, as the case may be, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes or the Debentures, as the case may be.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations (if any), or (ii) if the U.S. Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

        "Reference Treasury Dealer" means each of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, BNP Paribas Securities Corp. and Banc One Capital Markets, Inc., or their affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the U.S. Trustee by such Reference Treasury Dealer at 3:30 P.M. (New York City time) on the third business day preceding such redemption date.

        "Treasury Rate" means, with respect to any redemption date with respect to the applicable Offered Securities, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) from the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Further Issues

        The Company may from time to time, without notice to or the consent of the registered holders of the Debentures, create and issue further debentures ranking equally and ratably with the Debentures in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further debentures except for the first payment of interest following the issue date of such further debentures), and so that such further debentures shall be consolidated and form a single series with the Debentures and shall have the same terms as to status, redemption or otherwise as the Debentures.

U.S. Indenture

  Modification

        The U.S. Indenture permits the Company and the U.S. Trustee, with the consent of the holders of not less than 66 2/3% in principal amount of each series of Outstanding Securities (as defined in the U.S. Indenture) issued pursuant to the U.S. Indenture (including the Offered Securities) affected by the modifications and at the time outstanding, to modify the U.S. Indenture or any supplemental indenture or the rights of the holders of such series, except that no such modification shall without the consent of the holders of all such Outstanding Securities so affected (i) extend the fixed maturity of any Outstanding Security issued pursuant to the U.S. Indenture, reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any redemption premium thereon, or (ii) reduce the aforesaid percentage of Outstanding Securities necessary to modify the U.S. Indenture or any supplemental indenture.

        The U.S. Indenture also permits the Company and the U.S. Trustee, without the consent of holders of Securities (as defined in the U.S. Indenture) of any series (including the Offered Securities), to enter into indentures supplemental to the U.S. Indenture for certain purposes, including (i) to change or eliminate any of the provisions of the U.S. Indenture, provided that any such change or elimination (A) shall neither (1) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (2) modify the rights of the holders of any such Security with respect to such provision or (B) shall become effective only when there is no such Security outstanding or (ii) to cure any ambiguity or to correct or supplement any provision contained in the U.S. Indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the U.S. Indenture or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under the U.S. Indenture as shall not adversely affect the interests of holders of Securities of any series issued pursuant to the U.S. Indenture.

  Events of Default

        An event of default (an "Event of Default") with respect to any series of Securities issued pursuant to the U.S. Indenture is defined in the U.S. Indenture as being: default for 30 days in payment of interest on that series; default in payment of principal (or premium, if any); default in the deposit of any mandatory sinking fund payment on that series; default by the Company in the performance of any of the other covenants or warranties in the U.S. Indenture relating to that series which shall not have been remedied within a period of 60 days after notice by the U.S. Trustee or holders of at least 25% in aggregate principal amount of the Securities of that series then outstanding; default by the Company under any mortgage, indenture or instrument evidencing or under which there may be issued indebtedness for money borrowed (i) which constitutes a failure to pay when due, after the expiration of any applicable grace period, principal in an amount in excess of US$75 million or (ii) which results in such indebtedness in an amount in excess of US$75 million becoming due and payable prior to the date on which it would otherwise become due and payable, and such indebtedness has not been discharged or such acceleration is not rescinded or annulled within a period of 30 days after written notice by the U.S. Trustee or holders of at least 25% in aggregate principal amount of the Securities of that series then outstanding; or certain events of bankruptcy, insolvency or reorganization of the Company. The U.S. Indenture provides that the U.S. Trustee shall, with certain exceptions, notify the holders of Securities of each series issued pursuant to the U.S. Indenture of Events of Default known to it and affecting that series within 90 days after occurrence. The U.S. Trustee is protected if it withholds notice of any default (except in the payment of principal of or interest or premium, if any, on any series of Securities issued pursuant to the U.S. Indenture or the making of any mandatory sinking fund payment) to the holders so affected if the U.S. Trustee considers it in the interest of such holders to do so.

        The U.S. Indenture provides that if an Event of Default with respect to any series of Securities issued pursuant to the U.S. Indenture shall have occurred and be continuing, either the U.S. Trustee or the holders of at least 25% in aggregate principal amount of Securities of that series then outstanding may declare the principal of all the Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest or premium, if any, on that series of Securities) may be waived by the holders of a majority in principal amount of the Securities of that series then outstanding.

        Subject to the provisions of the U.S. Indenture relating to the duties of the U.S. Trustee, in case an Event of Default with respect to any series of Securities issued pursuant to the U.S. Indenture shall occur and be continuing, the U.S. Trustee shall be under no obligation to exercise any of the rights or powers in the U.S. Indenture at the request or direction of any of the holders of such series, unless such holders shall have offered to the U.S. Trustee reasonable security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the U.S. Indenture, the holders of a majority in principal amount of the Securities of each series issued pursuant to the U.S. Indenture affected by an Event of Default and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee under the U.S. Indenture. The U.S. Indenture requires the annual filing by the Company with the U.S. Trustee of a report as to compliance with certain covenants contained in the U.S. Indenture.

  Successor Corporation

        The U.S. Indenture provides that the Company may consolidate, amalgamate or merge with or into any other corporation or sell, convey or lease all or substantially all of its property to any other corporation authorized to acquire and operate the same; provided that upon any such consolidation, amalgamation, merger, sale, conveyance or lease, (i) the successor entity (if other than the Company) is organized under the law of a Canadian or U.S. jurisdiction and (ii) the payment of the principal of (and premium on, if any) and interest on all of the Securities according to their terms, and the performance of all the covenants and conditions of the U.S. Indenture to be performed by the Company, shall be expressly assumed, by supplemental indenture satisfactory in form to the U.S. Trustee, by the corporation (if other than the Company) formed by such consolidation or amalgamation, or into which the Company shall have been merged, or by the corporation which shall have acquired or leased such property.

  Restriction on Secured Debt

        The Company has covenanted in the U.S. Indenture that if in the future it, or any of its subsidiaries, shall secure any indebtedness for money borrowed, or any guarantees of such indebtedness, now or hereafter existing, by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a "Mortgage") on any present or future Railway Properties of the Company or any of its Canadian or U.S. Subsidiaries or on shares of stock of any Railroad Subsidiary of the Company, the Securities shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured; provided, however, that the foregoing shall not apply (i) to any Mortgage created on Railway Properties acquired or constructed after the date of the U.S. Indenture, within 90 days after the time of purchase or construction and commencement of full operation thereof, whichever is later, as security for the payment of any part of the purchase price or construction cost of such Railway Properties, (ii) in certain cases where the Company or any Subsidiary acquires Railway Properties subject to a pre-existing Mortgage or acquires a corporation with Railway Properties subject to such pre-existing Mortgage or acquires, merges with or is consolidated with a corporation whose shares or indebtedness are subject to a pre-existing Mortgage, (iii) to any conditional sales agreement or other title retention agreement with respect to Railway Properties acquired after the date of the U.S. Indenture or (iv) in certain cases, to refundings or renewals of the foregoing or of any secured debt of the Company or any of its Subsidiaries outstanding as of the date of the U.S. Indenture. As used in such covenant, the term "Railway Properties" means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines, and the term "Railroad Subsidiary" means a Subsidiary whose principal assets are Railway Properties. As used in the U.S. Indenture, the term "Subsidiary" means a corporation of which the majority of the outstanding voting shares is owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company; provided that no corporation shall become or shall be deemed to be a subsidiary of the Company for purposes of the U.S. Indenture if, and so long as, the Company does not control such entity by reason of any law, regulation, executive order or other legal requirement, including, without limitation, pursuant to any voting trust or similar arrangement entered into in connection with the acquisition of such corporation by the Company pending regulatory approval of such acquisition.

  Defeasance

        The Company (a) will be discharged ("legal defeasance") from any and all obligations in respect of Securities of any series issued pursuant to the U.S. Indenture (except for certain obligations including the obligation to register the transfer or exchange of Securities of such series, to replace destroyed, lost or stolen Securities of such series, to maintain paying agencies and to compensate and indemnify the U.S. Trustee) or (b) need not comply ("covenant defeasance") with certain covenants including those described above under "— Restriction on Secured Debt," and certain Events of Default as specified in the U.S. Indenture (such as those arising out of the failure to comply with such covenants) will no longer constitute Events of Default with respect to such series of Securities, in each case upon the irrevocable deposit with the U.S. Trustee, in trust, of money and/or securities of or guaranteed by the U.S. government or any agency or instrumentality thereof (or certificates evidencing an ownership interest therein) which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide cash at such times and in such amounts as will be sufficient to pay the principal of (and premium on, if any) and the interest on the Securities of such series at Stated Maturity (as defined in the U.S. Indenture) or upon redemption in accordance with the terms of the Securities of that series (the "Defeasance Trust"). Such defeasances may be effected only if, among other things, (i) the Company has delivered to the U.S. Trustee an opinion of counsel to the effect that holders of the Securities of such series will not recognize income, gain or loss for United States federal or Canadian income tax purposes as a result of such defeasance and will be subject to tax in the same manner and at the same times as if such defeasance had not occurred and, in the case of legal defeasance pursuant to clause (a), indicating that a ruling to such effect has been received from or published by the U.S. Internal Revenue Service or that since the date of the U.S. Indenture there has been a change in applicable U.S. federal income tax law to such effect and (ii) the creation of the Defeasance Trust will not violate the United States Investment Company Act of 1940, as amended.

Global Securities

        Upon original issuance, each series of the Offered Securities will be represented by one or more global securities (the "Global Securities") having an aggregate principal amount equal to that of the Offered Securities of such series represented thereby. Each Global Security will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), as depositary, and registered in the name of Cede & Co. (or such other nominee as may be designated by DTC), as nominee of DTC. The Global Securities will bear legends regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for by the U.S. Indenture.

        DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants (as defined below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain in a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Notwithstanding any provision of the U.S. Indenture or the Offered Securities described herein, no Global Security may be exchanged in whole or in part for Offered Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC for such Global Security unless (i) DTC has notified the Company that it is unwilling or unable to continue as depositary for the Global Security or has ceased to be qualified to act as such as required pursuant to the U.S. Indenture or (ii) there shall have occurred and be continuing an Event of Default with respect to the Offered Securities represented by such Global Security.

        All Offered Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

        As long as DTC, or its nominee, is the registered holder of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Offered Securities represented thereby for all purposes under the Offered Securities and the U.S. Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Offered Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Offered Securities in exchange therefor and will not be considered to be the owners or holders of such Global Security or any Offered Securities represented thereby for any purpose under the Offered Securities or the U.S. Indenture. All payments of principal of and interest on a Global Security will be made to DTC or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

        Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with DTC or its nominee ("participants") and to persons that may hold beneficial interests through participants or indirect participants. In connection with the issuance of any Global Security, DTC will credit, in its book-entry registration and transfer system, the respective principal amounts of Offered Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC's participants and indirect participants. Payments, transfers, exchanges, notices and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by DTC from time to time. None of the Company or the U.S. Trustee or any of their respective agents will have any responsibility or liability for any aspect of DTC's or any participant's records relating to, or for payments or notices on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Certain Notices

        With respect to any Offered Securities represented by a Global Security, notices to be given to the holders of the Offered Securities will be deemed to have been fully and duly given to the holders when given to DTC, or its nominee, in accordance with DTC's policies and procedures. The Company believes that DTC's practice is to inform its participants of any such notice it receives, in accordance with its policies and procedures. Persons who hold beneficial interests in the Offered Securities through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the Offered Securities may be given and received through the facilities of DTC. Neither the Company nor the U.S. Trustee will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Offered Securities in global form.

        With respect to any Offered Securities not represented by a Global Security, notices to be given to the holders of the Offered Securities will be deemed sufficient if mailed to the holders within the period prescribed for the giving of such notice.

        Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

CREDIT RATINGS

        The Company's senior unsecured indebtedness currently has a rating of BBB+ by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), Baa1 by Moody's Investors Service, Inc. ("Moody's") and BBB (high) by Dominion Bond Rating Service Limited ("DBRS"). The Company expects that the Offered Securities will be assigned the same ratings by these rating agencies. A BBB+ rating by S&P falls within the fourth highest of ten major rating categories. A Baa1 rating by Moody's falls within the fourth highest of nine major rating categories. A BBB (high) rating by DBRS falls within the fourth highest of nine major rating categories.

        Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each rating should be evaluated independently of any other rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency issuing such rating.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following describes the material U.S. federal income tax considerations relevant to ownership and disposition of the Offered Securities to initial holders purchasing an Offered Security at its "issue price." The "issue price" of an Offered Security will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of such series of Offered Securities is sold for money. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect, any of which are subject to change, possibly on a retroactive basis. Moreover, it deals only with purchasers who hold Offered Securities as "capital assets" within the meaning of Section 1221 of the Code and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies and traders in securities and commodities that elect to mark-to-market, persons holding Offered Securities as a hedge or as a position in a "straddle," "conversion" or other integrated transaction for tax purposes or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

        As used herein, the term "U.S. Holder" means a beneficial owner of an Offered Security that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof or (iii) an estate or trust whose income is subject to U.S. federal income tax regardless of its source.

        Interest accrued or received in respect of Offered Securities will generally be included in the gross income of a U.S. Holder as ordinary interest income in accordance with the U.S. Holder's usual method of accounting for tax purposes.

        Upon the sale, exchange or other disposition of an Offered Security, a U.S. Holder will generally recognize a gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest, which will be taxed as interest as described above) and the U.S. Holder's tax basis in the Offered Security. A U.S. Holder's tax basis in an Offered Security will generally be equal to the cost of such Offered Security. Gain or loss on sale or redemption of an Offered Security would generally be a capital gain or loss. Capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

        Information returns may be filed with the U.S. Internal Revenue Service in connection with payments on the Offered Securities and the proceeds from a sale or other disposition of the Offered Securities. A U.S. Holder may be subject to U.S. backup withholding tax on these payments if such U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

        The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Income Tax Act") generally applicable to the holders of the Offered Securities sold pursuant to this prospectus supplement who, for the purpose of the Income Tax Act, are not resident or deemed to be resident in Canada, hold their Offered Securities as capital property, deal at arm's length with the Company, do not use or hold and are not deemed to use or hold the Offered Securities in carrying on business in Canada and are not insurers that carry on an insurance business in Canada and elsewhere (the "Non-Resident Holders"). THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE OFFERED SECURITIES ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.

        This summary is based on the current provisions of the Income Tax Act, the regulations thereunder, specific proposals to amend the Income Tax Act or the regulations publicly announced by the Minister of Finance before the date of this prospectus supplement, our counsel's understanding of the current administrative practice of Canada Revenue Agency, and the current provisions of the international tax convention entered into by Canada and the United States, but does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. It furthermore does not take into account or consideration tax legislation of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of an Offered Security including the Non-Resident Holders.

        Under applicable federal law, the Company is not required to withhold tax from interest paid by it on the Offered Securities to Non-Resident Holders.

        Under the Income Tax Act, related persons (as defined therein) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length. No other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of the Offered Securities or the receipt of interest or any premium thereon by Non-Resident Holders with whom the Company deals at arm's length.

UNDERWRITING

        Subject to the terms and conditions set forth in the pricing agreement, dated the date of this prospectus supplement, between the Company and the underwriters named below, the Company has agreed to sell to each of the underwriters, and each of such underwriters has severally agreed to purchase, the principal amount of each series of Offered Securities set forth opposite its name below:

Underwriter	Principal Amount of Notes		Principal Amount of Debentures
Citigroup Global Markets Inc.	US$	81,000,000	US$	135,000,000
J.P. Morgan Securities Inc.		81,000,000		135,000,000
Banc of America Securities LLC		24,000,000		40,000,000
Harris Nesbitt Corp.		24,000,000		40,000,000
Scotia Capital (USA) Inc.		24,000,000		40,000,000
BNP Paribas Securities Corp.		16,500,000		27,500,000
Banc One Capital Markets, Inc.		16,500,000		27,500,000
RBC Capital Markets Corporation		16,500,000		27,500,000
Wachovia Capital Markets, LLC		16,500,000		27,500,000

Total	US$	300,000,000	US$	500,000,000

        The pricing agreement provides that the obligations of the several underwriters to purchase the Offered Securities offered hereby are subject to certain conditions and that the underwriters will purchase all of the Offered Securities offered by this prospectus supplement if any of these Offered Securities are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the Offered Securities directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of 0.35% of the principal amount of the Notes and 0.50% of the principal amount of the Debentures. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Notes and 0.25% of the principal amount of the Debentures to certain other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

        We estimate that expenses relating to this offering, excluding the underwriting commissions, will be approximately US$500,000. The underwriters have agreed to reimburse the Company for certain expenses incurred in connection with the offering.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        The Offered Securities are new issues of securities with no established trading market. The Offered Securities will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Offered Securities after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Securities or that an active public market for the Offered Securities will develop. If an active public trading market for the Offered Securities does not develop, the market price and liquidity of the Offered Securities may be adversely affected.

        J.P. Morgan Securities Inc. ("JPMorgan") will make the Offered Securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the Offered Securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        In connection with the offering of the Offered Securities, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Offered Securities in the open market to cover short positions or to stabilize the price of the Offered Securities. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the Offered Securities. The underwriters will not be required to engage in these activities, and may end any of these activities without notice.

        Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, Harris Nesbitt Corp., Scotia Capital (USA) Inc., BNP Paribas Securities Corp., Banc One Capital Markets, Inc. and RBC Capital Markets Corporation (the "Connected Underwriters") are subsidiaries of banks which are members of a syndicate of financial institutions that has made credit facilities available to the Company and to which the Company is currently indebted. Accordingly, under applicable securities laws, the Company may be considered a "connected issuer" to the Connected Underwriters. As of March 31, 2004, letters of credit under the revolving credit facility of the Company amounted to $324 million. The Company is not in default of its obligations to such financial institutions. The decision to issue the Offered Securities and the determination of the terms of the distribution were made through negotiation between the Company, on the one hand, and the underwriters, on the other hand. The banks of which the Connected Underwriters are respectively subsidiaries did not have any involvement in such decision or determination. The underwriters will not receive any benefit in connection with this offering other than a portion of the underwriting commissions payable by the Company under the offering.

        Each underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Canada, any of the Offered Securities in violation of the securities laws of any province or territory of Canada.

LEGAL MATTERS

        Certain legal matters will be passed upon for the Company by the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company, with respect to matters of Canadian federal and Québec laws, and by Davis Polk & Wardwell, with respect to matters of U.S. law. The validity of the Offered Securities will be passed upon for the underwriters by Sullivan & Cromwell LLP. Davis Polk & Wardwell and Sullivan & Cromwell LLP may rely on the opinion of the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company as to all matters of Canadian federal and Québec laws.

        As of October 21, 2003, the partners and associates of Davis Polk & Wardwell and Sullivan & Cromwell LLP owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Company.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 29, 2003

CANADIAN NATIONAL RAILWAY COMPANY

US$1,000,000,000

Debt Securities

Canadian National Railway Company ("CN" or the "Company") may offer and issue from time to time secured or unsecured debt securities (the "Securities") in one or more series in an aggregate principal amount not to exceed US$1,000,000,000, or the equivalent, based on the applicable exchange rate at the time of offering, in Canadian dollars, U.S. dollars or such other currencies or units based on or relating to such other currencies, as shall be designated by the Company at the time of offering.

The specific terms of any offering of Securities will be set forth in a prospectus supplement (a "Prospectus Supplement") including, where applicable, the title of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights attach to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms. The Company reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this Prospectus.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may sell Securities to or through underwriters or dealers purchasing as principal or through agents. The applicable Prospectus Supplement will identify each underwriter or agent with respect to the Securities and will set forth the terms of the offering of such Securities, including, to the extent applicable, the proceeds to the Company, the underwriting fees or agency commissions, and any other fees, commissions or concessions to be allowed or reallowed to dealers. See "Plan of Distribution".

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of the Province of Quebec. Prospective investors should be aware that such requirements are different from those of the United States. Certain of the financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable prospectus supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

In this Prospectus, unless the context otherwise indicates, the "Company" and "CN" each refer to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this Prospectus are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in and form an integral part of this Prospectus:

  (1)
  the Annual Information Form of the Company dated April 22, 2003 for the year ended December 31, 2002;

  (2)
  the audited consolidated financial statements of the Company for the years ended December 31, 2002 and 2001, together with the auditors' report thereon (the "Consolidated Financial Statements"), prepared in accordance with Canadian and U.S. generally accepted accounting principles ("GAAP") as contained in the Company's 2002 Annual Report;

  (3)
  the Company's Management's Discussion and Analysis contained in the Company's 2002 Annual Report;

  (4)
  the Company's Management Proxy Circular dated March 4, 2003 prepared in connection with the Company's annual meeting of shareholders held on April 15, 2003, excluding the sections entitled "Statement of Corporate Governance Practices", "Report on Executive Compensation by the Human Resources and Compensation Committee" and "Performance Graph" and the related schedules; and

  (5)
  the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2003 prepared in accordance with Canadian and U.S. GAAP, including the Company's Management's Discussion and Analysis relating thereto.

        Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Prospectus and prior to the termination of any offering under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities regulatory authorities, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and annual filings or information circulars filed prior to the commencement of the Company's fiscal year with respect to which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

        A Prospectus Supplement containing the specific terms in respect of any Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to the Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such supplement, but only for purposes of the offering of such Securities.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec H3B 2M9 (telephone: (514) 399-7091).

AVAILABLE INFORMATION

        In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, the Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by the Company in accordance with such requirements, can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024. Certain securities of the Company are listed on the New York Stock Exchange, and reports and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The Company has filed with the SEC a Registration Statement on Form F-9 (the "Registration Statement") under the United States Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus includes or incorporates by reference "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included or incorporated by reference in this Prospectus that address activities, events or developments that CN expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company and the companies or partnerships in which it has equity investments, and other such matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by CN in light of its experience and its perception of historical trends, current conditions and expected future developments and synergies resulting from the transactions referred to herein as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company is subject to a number of risks and uncertainties, including the special considerations discussed in this Prospectus and the documents incorporated herein by reference; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by CN and the companies or partnerships in which it has equity investments; competitive actions by other companies; changes in laws or regulations; actions by regulators; and other factors, many of which are beyond the control of the Company and the companies or partnerships in which it has equity investments. Consequently, all of the forward-looking statements made in this Prospectus and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by CN will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, CN and the companies or partnerships in which it has equity investments.

THE COMPANY

Overview

        As of December 31, 2002, CN operated approximately 11,700 route miles in eight Canadian provinces and 6,100 route miles in 15 U.S. states totaling approximately 17,800 route miles with principal routes to every major metropolitan area in Canada and to the major U.S. rail hubs of Buffalo, Detroit, Duluth/Superior, Minneapolis/St. Paul, Chicago, St. Louis, Jackson, Memphis, New Orleans and Baton Rouge. The Company is North America's only transcontinental railroad, and Canada's largest railroad serving all five major Canadian ports on the Atlantic and Pacific Oceans and the Great Lakes as well as New Orleans on the Gulf of Mexico.

        The Company's registered and head office is located at 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9, and its telephone number is (514) 399-7091. The Company's common shares are listed for trading on the Toronto Stock Exchange under the symbol "CNR" and the New York Stock Exchange under the symbol "CNI".

Recent Developments

GLT Acquisition

        On October 20, 2003, CN announced that it had reached agreement to acquire the railroad and marine holdings of Great Lakes Transportation LLC ("GLT") for US$380 million (approximately $500 million) in a transaction that will improve CN's NAFTA rail link between Western Canada and Chicago and expand its role in the transportation of bulk commodities for the U.S. steel industry. Under the terms of the agreement, the Company will acquire two class II railroads, a class III switching railroad, and a non-railroad company owning a fleet of eight vessels carrying bulk commodities on the Great Lakes (the "Great Lakes Fleet"). The transaction is subject to a determination by the U.S. Surface Transportation Board ("STB") that the transaction is a minor one under the STB's merger rules and, ultimately, STB's approval. Reviews by the U.S. Maritime Administration and Coast Guard are required for CN's acquisition of the Great Lakes Fleet. Review of CN's acquisition of the Great Lakes Fleet by the U.S. Federal Trade Commission and the Department of Justice Antitrust Division is also required. Assuming the STB treats the transaction as a minor one, CN expects to close the transaction by mid-year 2004.

Principal Subsidiaries

        The following lists CN's principal subsidiaries as of December 31, 2002, all of which are directly or indirectly wholly owned, and their jurisdiction of incorporation:

Name	Jurisdiction of Incorporation
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Incorporated	Delaware
Illinois Central Corporation	Delaware
Illinois Central Railroad Company	Illinois
Canadian National Railway Properties Inc.	Canada
Wisconsin Central Transportation Corporation	Delaware
Wisconsin Central Ltd.	Illinois

USE OF PROCEEDS

        Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, acquisitions and other business opportunities.

CAPITALIZATION

        The following table sets forth the capitalization of the Company as at December 31, 2002 and September 30, 2003 based on Canadian and U.S. GAAP, respectively. The capitalization of the Company does not give effect to the issuance of Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and terms of such Securities are not presently known.

        This table should be read in conjunction with the audited consolidated financial statements and the unaudited interim consolidated financial statements of CN and related notes thereto incorporated by reference in this Prospectus.

	Canadian GAAP		U.S. GAAP
	December 31, 2002(1)	September 30, 2003	December 31, 2002	September 30, 2003
	(In millions, except percentages)
Current portion of long-term debt	$574	$537	$574	$537
Long-term debt	5,003	4,473	5,003	4,473

Total debt	$5,577	$5,010	$5,577	$5,010
Shareholders' equity
Common shares	$3,576	$3,490	$4,785	$4,642
Contributed surplus	175	166	0	0
Currency translation	132	(25)	0	0
Accumulated other comprehensive income (loss)	0	0	97	(116)
Retained earnings	2,744	2,700	3,487	3,720

Total shareholders' equity	$6,627	$6,331	$8,369	$8,246

Total capitalization	$12,204	$11,341	$13,946	$13,256

Ratio of total debt to total capitalization	45.70%	44.18%	39.99%	37.79%

(1)
Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of the Canadian Institute of Chartered Accountant's Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following tables set forth selected historical financial and operating information of the Company. Such data has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company for the three years ended December 31, 2002, along with the notes thereto, the most recent two years of which are incorporated by reference in this Prospectus, and the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2003, also incorporated by reference in this Prospectus. The unaudited interim consolidated financial information for the nine months ended September 30, 2003 has been derived from the unaudited financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normally recurring accruals) necessary to present fairly the financial results for such period. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for a full year.

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001(8)	2002(8)	2002(3)(8)		2002	2003	2003(3)
	(In millions)
						(Unaudited)
INCOME STATEMENT DATA:
Canadian GAAP(1)
Revenues	$5,446	$5,652	$6,110	US$	3,873	$4,563	$4,372	US$	3,239
Operating expenses before the following:	3,649	3,823	4,513		2,861	3,084	3,007		2,228
Depreciation and amortization	412	463	499		316	373	360		267

Operating income	$1,385	$1,366	$1,098	US$	696	$1,106	$1,005	US$	744

Net income	$774	$727	$553	US$	351	$597	$565	US$	419

U.S. GAAP(2)
Revenues	$5,428	$5,652	$6,110	US$	3,873	$4,563	$4,372	US$	3,239
Operating expenses before the following:	3,255	3,438	4,057		2,572	2,749	2,689		1,992
Depreciation and amortization	525	532	584		370	434	418		310

Operating income	$1,648	$1,682	$1,469	US$	931	$1,380	$1,265	US$	937

Cumulative effect of changes in accounting policy (net of applicable income taxes)	$—	$—	$—	US$	—	$—	$48	US$	36
Net income	$937	$1,040	$800	US$	507	$778	$790	US$	585

BALANCE SHEET DATA (at period end):
Canadian GAAP(1)
Current assets	$1,125	$1,164	$1,163	US$	737	$1,159	$1,110	US$	822
Net properties including land	13,583	16,723	16,898		10,711	16,662	15,442		11,439
Other assets & deferred charges	411	901	863		547	900	840		622

Total assets	$15,119	$18,788	$18,924	US$	11,995	$18,721	$17,392	US$	12,883

Current and other liabilities	$5,594	$6,663	$7,294	US$	4,623	$7,127	$6,588	US$	4,880
Long-term debt	3,886	5,764	5,003		3,171	4,699	4,473		3,313
Shareholders' equity	5,639	6,361	6,627		4,201	6,895	6,331		4,690

Total liabilities and shareholders' equity	$15,119	$18,788	$18,924	US$	11,995	$18,721	17,392	US$	12,883

U.S. GAAP(2)
Current assets	$1,108	$1,164	$1,192	US$	756	$1,188	$1,131	US$	838
Net properties including land	15,638	19,145	19,681		12,475	19,348	18,478		13,688
Other assets & deferred charges	568	914	865		548	903	844		625

Total assets	$17,314	$21,223	$21,738	US$	13,779	$21,439	$20,453	US$	15,151

Current and other liabilities	$6,485	$7,605	$8,366	US$	5,303	$8,150	$7,734	US$	5,729
Long-term debt and convertible preferred securities	4,231	6,130	5,003		3,171	4,699	4,473		3,313
Shareholders' equity	6,598	7,488	8,369		5,305	8,590	8,246		6,109

Total liabilities and shareholders' equity	$17,314	$21,223	$21,738	US$	13,779	$21,439	$20,453	US$	15,151

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
FINANCIAL RATIOS:
Operating ratio(4)
Canadian GAAP(1)	74.6%	75.8	82.0%	75.8%	77,0%
U.S. GAAP	69.6%	70.2%	76.0%	69.8%	71.1%
Interest coverage (U.S. GAAP)(5)	5.74x	5.34x	4.28x	5.25x	5.24x
Debt to equity ratio (U.S. GAAP)(6)	70.70%	84.04%	66.64%	62.84%	60.76%
OPERATING DATA (U.S. GAAP):
Route miles at period end	15,532	17,986	17,821	17,843	17,539
Revenue ton miles of freight traffic (in millions)(7)	149,557	153,095	159,876	119,081	119,678
Carloads (in thousands)	3,796	3,821	4,164	3,101	3,124
Average number of employees	22,457	22,668	23,190	23,231	22,040
Revenue ton miles per average number of employees (in thousands)	6,660	6,754	6,894	5,126	5,430
Carloads per average number of employees	169.0	168.6	179.6	133.5	141.7

(1)
Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of the Canadian Institute of Chartered Accountant's Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy.

(2)
CN's consolidated financial statements, from which the data has been derived, are prepared on the basis of Canadian GAAP, which are different in some respects from U.S. GAAP, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, foreign exchange, pension costs, derivative instruments, stock based compensation, joint ventures, marketable equity securities, convertible preferred securities, and the reporting of changes in accounting policies.

(3)
Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rates of $1.00 = US$0.63387 (the inverse of the Closing Rate of the Bank of Canada at December 31, 2002) and of $1.00 = US$0.74079 (the inverse of the Closing Rate of the Bank of Canada at September 30, 2003).

(4)
Operating ratio represents total rail operating expenses as a percentage of total rail revenues.

(5)
Interest coverage is equal to net income before interest, income taxes and changes in accounting policy divided by interest expense on all debts.

(6)
Total debt includes current portion of long-term debt, long-term debt and convertible preferred securities, which are classified as debt under U.S. GAAP.

(7)
Revenue ton miles represents the product of the weight of freight carried for hire and the miles such freight traveled (including freight carried across another railroad's trackage pursuant to a haulage agreement).

(8)
The years ended December 31, 2002 and 2001 included items impacting the comparability of the results of operations. Included in 2002 is a fourth quarter charge of $281 million, or $173 million after tax, to increase the Company's provision for U.S. personal injury and other claims, and a charge for workforce reductions of $120 million, or $79 million after tax. In the second quarter of 2001, the Company recorded a charge for workforce reductions, based on U.S. and Canadian GAAP, of $98 million, or $62 million after tax, a charge to write down its net investment in 360 networks Inc. of $99 million, or $71 million after-tax under U.S. GAAP and $99 million, or $77 million after-tax under Canadian GAAP and a $110 million deferred income tax recovery resulting from the enactment of lower corporate tax rates in Canada under U.S. GAAP. In the first quarter of 2001, the Company recorded a gain in connection with the sale of its fifty percent interest in the Detroit River Tunnel Company of $101 million, or $73 million after-tax under U.S. GAAP and $101 million, or $82 million after-tax under Canadian GAAP.

EARNINGS COVERAGES

        The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2002 and September 30, 2003 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof as of these dates. These coverage ratios do not give effect to the issuance of Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such Securities are not presently known.

	Twelve months ended December 31, 2002	Twelve months ended September 30, 2003
Earnings coverage (Canadian GAAP)	3.33	3.07
Earnings coverage (U.S. GAAP)	4.28	4.18

        Earnings coverage is equal to net income before interest and income taxes divided by interest expense on all debts.

        Based on Canadian GAAP, the Company's interest expense requirements amounted to approximately $353 million and $331 million for the twelve-month periods ended December 31, 2002 and September 30, 2003, respectively. Also based on Canadian GAAP, the Company's earnings before interest expense and income tax for the twelve-month periods ended December 31, 2002 and September 30, 2003 were approximately $1,174 million and $1,017 million, respectively, which is 3.33 times and 3.07 times the Company's interest expense requirements for these periods.

        Based on U.S. GAAP, the Company's interest expense requirements amounted to approximately $361 million and $329 million for the twelve-month periods ended December 31, 2002 and September 30, 2003, respectively. Also based on U.S. GAAP, the Company's earnings before interest expense and income tax for the twelve-month periods ended December 31, 2002 and September 30, 2003 were approximately $1,545 million and $1,374 million, respectively, which is 4.28 times and 4.18 times the Company's interest expense requirements for these periods.

        If the Company offers debt securities having a term to maturity in excess of one year under this Prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SECURITIES

        The following description sets forth certain general terms and provisions of the Securities. The Company may issue Securities either separately, or together with or upon the conversion of or in exchange for other securities. The particular terms and provisions of each series of Securities CN may offer will be described in greater detail in the related Prospectus Supplement and which may provide information that is different from this Prospectus. The Company reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this Prospectus. Senior Securities of CN may be issued under a senior indenture, dated as of May 1, 1998 (the "Canadian Senior Indenture"), as amended and restated by an Amended and Restated Trust Indenture dated as of June 1, 1998, between the Company and BMO Trust Company (formerly The Trust Company of Bank of Montreal), as trustee, or under a senior indenture dated as of June 1, 1998 between the Company and The Bank of New York, as trustee (the "U.S. Senior Indenture" and together with the Canadian Senior Indenture, the "Senior Indentures"). Subordinated Securities may be issued under a subordinated indenture, dated as of June 23, 1999 (the "Subordinated Indenture"), as amended and supplemented, between the Company and BMO Trust Company (formerly The Trust Company of Bank of Montreal). Securities may also be issued under new indentures between the Company and a trustee or trustees as will be described in a Prospectus Supplement for such Securities. The Senior Indentures and the Subordinated Indenture are sometimes referred to collectively as the "indentures", and the trustees under the indentures are sometimes referred to collectively as the "trustees".

        The following summary of certain provisions of the indentures and the Securities is not meant to be complete. For more information, you should refer to the full text of the indentures and the Securities, including the definitions of certain terms not defined herein, and the related Prospectus Supplement.

Prospective investors should rely on information in the Prospectus Supplement if it is different from the following information.

        Unless otherwise indicated, references to "CN" or the "Company" in this description of Securities are to Canadian National Railway Company but not to any of its subsidiaries.

General

        The indentures do not limit the aggregate principal amount of Securities CN or any of its subsidiaries may issue and do not limit the amount of other indebtedness they may incur. CN may issue Securities from time to time in separate series. Securities may also be issued pursuant to a medium-term note program. Unless otherwise specified in a Prospectus Supplement,

  •
  Securities will be unsecured obligations of CN;

  •
  senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of CN; and

  •
  subordinated Securities will be subordinate, in right of payment, to all senior indebtedness (as defined in the Subordinated Indenture).

        A Prospectus Supplement will describe the following terms of any series of Securities CN may offer and may include the following:

  •
  the title of the Securities;

  •
  any limit on the aggregate principal amount of Securities that may be issued;

  •
  the date(s) of maturity;

  •
  the rate(s) of interest, if any, or the method of calculation, the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record date(s) for interest payment dates or the method for determining such date(s);

  •
  the covenants applicable to the Securities;

  •
  any mandatory or optional sinking fund or analogous provisions;

  •
  the date(s), if, any, and the price(s) at which CN is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at a holder's option to purchase, such series of Securities and other related terms and provisions;

  •
  the index used to determine any payments to be made on the Securities;

  •
  the currency or currencies of any payments to be made on the Securities;

  •
  whether or not the Securities will be issued in global form, their terms and the depositary;

  •
  the terms upon which a global note may be exchanged in whole or in part for other Securities;

  •
  the terms, if any, under which the Securities are convertible into common shares or any other security of the Company; and

  •
  any other terms of the series of Securities.

Conversion or Exchange of Securities

        If applicable, the Prospectus Supplement will set forth the terms on which a series of Securities may be converted into or exchanged for other securities of CN. These terms will include whether conversion or exchange is mandatory, or is at the option of the holder or of CN. CN also will describe in the Prospectus Supplement how it will calculate the number of securities that holders of Securities would receive if they convert or exchange their Securities.

Events of Default

        Under the indentures, an "event of default" with respect to any series of Securities includes any of the following:

  •
  failure to pay any principal or premium, when due;

  •
  failure to pay any interest when due, and this failure continues for 30 days;

  •
  failure to pay any sinking fund installment when due;

  •
  failure to perform any covenant or agreement relating to the Securities or in the indenture, and the failure continues for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount outstanding;

  •
  failure to pay principal when due, or acceleration, of any indebtedness of CN in an aggregate principal amount exceeding $75 million, and such acceleration is not rescinded or annulled within 30 days after written notice by the trustee or holders of at least 25% in aggregate principal amount outstanding (this provision applies to the Senior Indentures only);

  •
  certain events of bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for that series of Securities.

        If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Securities of any series affected by the default, may notify CN (and the trustee, if notice is given by the holders) and declare that the unpaid principal is due and payable immediately. However, subject to certain conditions, the holders of a majority in aggregate principal amount of the Securities of the affected series can rescind and annul this declaration for accelerated payment. CN will furnish the trustees with an annual certificate as to compliance with certain covenants contained in the particular indenture.

        No event of default with respect to any particular series of Securities necessarily constitutes an event of default with respect to any other series of Securities.

Subordinated Securities

        The terms of a series of subordinated Securities will be set forth in the relevant indenture and the Prospectus Supplement. The subordinated Securities will be unsecured obligations of CN and will be subordinate in right of payment to certain other indebtedness of CN. Unless otherwise indicated in the related Prospectus Supplement, the indentures do not contain any restriction on the amount of senior or subordinated indebtedness that CN may incur. The subordinated Securities will be subordinate to senior debt securities of CN.

Satisfaction and Discharge of Indentures

        CN may terminate its obligation with respect to a series of Securities under the indentures if:

  •
  all the outstanding Securities of a series have been delivered to the trustee for cancellation;

  •
  CN has paid all sums it is required to pay under the respective indentures; or

  •
  CN deposits with the trustee, in trust, sufficient funds, or governmental securities, to cover payments due on all Securities of such series for principal, premium, if any, and interest and any other sums due under the indentures to the stated maturity date or a redemption date of the Securities.

        Such defeasance is subject to the Company meeting certain conditions set forth in the indentures.

Modification and Waiver

        CN and the trustees may modify or amend the indentures by obtaining the 66 2/3% approval of the holders of the outstanding Securities of each series that is affected in the case of the Senior Indentures and the majority approval in the case of the Subordinated Indenture. However, certain changes can be made only with the consent of each holder of an outstanding series of Securities. In particular, each holder of the series must consent to changes in:

  •
  the stated maturity date;

  •
  the principal, premium, or interest payments, if any;

  •
  the place or currency of any payment;

  •
  the rights of holders to enforce payment;

  •
  the percentage in principal amount of outstanding Securities of any series, the consent of whose holders is needed to modify, amend or waive certain provisions of the indentures or certain defaults; or

  •
  if applicable, the subordination provisions.

        Except as otherwise specified for a series of Securities, the holders of at least 66 2/3% in aggregate principal amount of the outstanding Securities of any series issued in the case of the Senior Indentures, and at least a majority thereof in the case of the Subordinated Indenture, can consent, or cause the trustees, on behalf of the holders of the entire series, to waive compliance with certain provisions of the relevant indenture. In addition, holders of at least a majority in principal amount of the outstanding securities of a series can consent to, or cause the trustees to waive any past default under the relevant indentures, except for the following:

  •
  a default in any payments due under the U.S. Senior Indenture or the Subordinated Indenture or in payment of principal under the Canadian Senior Indenture; and

  •
  a default under an indenture provision that can be modified or amended only with the consent of each holder of an outstanding series of Securities.

Consolidation, Merger and Sale of Assets

        Each indenture provides that CN may consolidate, amalgamate or merge with or into any other corporation or sell, convey or lease all or substantially all of its property to any other corporation authorized to acquire and operate the same; provided that upon any such consolidation, amalgamation, merger, sale, conveyance or lease, (i) the successor entity (if other than CN) is organized under the law of a Canadian or U.S. jurisdiction; (ii) the payment of the principal and premium, if any, and interest on all of the Securities according to their terms, and the performance of all the covenants and conditions under that indenture to be performed by CN, shall be expressly assumed, by supplemental indenture satisfactory to the relevant trustee, by the corporation (if other than CN) formed by such consolidation or amalgamation, or into which CN shall have been merged, or by the corporation which shall have acquired or leased such property; and (iii) no event of default or event that could give rise to an event of default will have occurred and be continuing.

Restrictions on Secured Debt

        CN has covenanted in the Senior Indentures that it will not, nor will it permit a subsidiary to, create, issue, incur, assume or guarantee, any indebtedness for money borrowed, or guarantees of such indebtedness, now or hereafter existing which is secured by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a "Mortgage") on any present or future Railway Properties of CN or any of its Canadian or United States subsidiaries or on any shares of stock of any Railroad Subsidiary, without first making effective provision whereby all outstanding Securities issued thereunder shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured. The negative pledge covenant is subject to certain exceptions. For example, this restriction excludes any Mortgage upon Railway Properties existing or created at the time the Railway Properties are acquired, or Mortgages existing on the shares or to secure indebtedness of a corporation at the time such corporation becomes a subsidiary, and any extension, renewal or replacement of any such Mortgage. As used in such covenant, the term "Railway Properties" means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines; the term "Railroad Subsidiary" means a subsidiary whose principal assets are Railway Properties; and the term "subsidiary", subject to certain exceptions, means a corporation a majority of the outstanding voting shares of which are owned, directly or indirectly, by CN or by one or more subsidiaries of CN, or by CN and one or more subsidiaries of CN.

PLAN OF DISTRIBUTION

        The Company may sell the Securities to or through underwriters or dealers purchasing as principal or through agents.

        The Prospectus Supplement will set forth the terms of the offering and the method of distribution, including the name or names of any underwriters or agents, the purchase price or prices of the Securities, the proceeds to the Company from the sale of the Securities, any public offering price, any underwriting fee, discount or commission and any fees, discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any fees, discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the Securities if any are purchased.

        The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices or at negotiated prices.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

RISK FACTORS

Competition

        The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company ("CP") which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

        To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company ("ICRR"), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

        In the recent past, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental Matters

        The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations, real estate ownership, operation or control, and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

        While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

        In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

        The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal Injury and Other Claims

        In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at September 30, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Labor Negotiations

Canadian Workforce

        Labor agreements covering approximately 97% of the Company's Canadian unionized workforce will expire on December 31, 2003. As of September 1, 2003, either the trade union(s) or the Company can require the other party to the collective agreement to formally commence collective bargaining for the purpose of renewing or amending their collective agreement(s). Where formal notice to bargain has been given, the union and the Company shall, without delay, meet and commence to bargain collectively in good faith and make every reasonable effort to enter into collective agreements. The Company is currently undergoing discussions with all its trade unions. Under the terms of the Canada Labour Code, no legal strikes or lockouts are possible before January 2004.

        The Company is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's financial position or results of operations.

U.S. Workforce

        The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western ("GTW"), Duluth, Winnipeg and Pacific ("DWP"), ICRR, CCP Holdings, Inc. ("CCP") and Wisconsin Central Transportation Corporation ("WC"), have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees' concerns and preferences, and the railways' actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

        As of October 2003, the Company has in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 68% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

        Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

        The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency under the Canada Transportation Act (Canada) (the "CTA"), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

        The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead — A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. No assurance can be given that any future legislative action by the federal government pursuant to the report's recommendations and the consultation document, or from the House Standing Committee on Transport's consideration of Bill C-26 will not materially adversely affect the Company's financial position or results of operations.

        The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection ("CBP") and the Canada Customs and Revenue Agency ("CCRA"), requiring advance notice of manifest information of U.S.-bound traffic (eventually applicable to shipments of all modes of transportation) and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company's operations, or its competitive and financial position.

        In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service's Customs-Trade Partnership Against Terrorism ("C-TPAT"). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security regarding goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment ("CSA") program, a new CCRA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

Financial Instruments

        The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

        To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At September 30, 2003, the Company had hedged approximately 46% of the remaining estimated 2003 fuel consumption, 45% of the estimated 2004 fuel consumption and 14% of the estimated 2005 fuel consumption. This represents approximately 261 million U.S. gallons at an average price of US$0.61 per U.S. gallon.

Business Prospects and Other Risks

        In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are impacted more by global rather than North American economic conditions. The Company's results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

        Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

        Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company's markets.

        Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Based on the Company's current operations, the estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $7 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

        Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

        In addition to the inherent risks of the business cycle, the Company's operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain.

        Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

TAXATION

        The applicable Prospectus Supplement will describe the material Canadian and United States federal income tax consequences to an investor acquiring Securities, including whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax and any such consequences relating to Securities payable in a currency other than United States dollars, issued at an original issue discount or containing early redemption provisions or other special terms.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to a series of Securities, certain legal matters will be passed upon for the Company by the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company and by Davis Polk & Wardwell, with respect to matters of United States law. Davis Polk & Wardwell may rely on the opinion of the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company as to all matters of Canadian federal and Québec laws.

        As of October 21, 2003, the partners and associates of Davis Polk & Wardwell owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Company.

INDEPENDENT AUDITORS

        The audited consolidated financial statements of the Company for each of the two years in the period ended December 31, 2002 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of KPMG LLP, independent accountants.

ENFORCEABILITY OF CIVIL LIABILITIES
UNDER THE U.S. FEDERAL SECURITIES LAWS

        The Company is a Canadian Company and is governed by the laws of Canada. A substantial portion of its assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Company and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and such directors, officers or experts under the United States federal securities laws. The Company has been advised by its Chief Legal Officer that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents listed in the first paragraph under "Documents Incorporated by Reference"; (ii) the consent of KPMG LLP, independent accountants; (iii) powers of attorney from directors and officers of the Company; and (iv) the Senior Indentures and the Subordinated Indenture.

US$800,000,000
Canadian National Railway Company
US$300,000,000 4.25% Notes due 2009
US$500,000,000 6.25% Debentures due 2034

PROSPECTUS SUPPLEMENT

July 6, 2004

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